Exhibit 12

THE NEW YORK TIMES COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	For the Nine Months Ended	For the Years Ended
	September 25,	December 26,	December 28,	December 29,	December 30,	December 31,
(In thousands, except ratios)	2005	2004	2003	2002	2001	2000
Earnings from continuing operations before fixed charges

Income from continuing operations before income taxes, minority interest and income/loss from joint ventures	$325,674	$476,405	$508,070	$504,433	$332,204	$637,830
Distributed earnings from less than fifty-percent owned affiliates	4,550	14,990	9,299	6,459	14,859	19,375
Adjusted pre-tax earnings from continuing operations	330,224	491,395	517,369	510,892	347,063	657,205
Fixed charges less capitalized interest	49,598	55,151	57,752	60,023	64,069	80,876
Earnings from continuing operations before fixed charges	$379,822	$546,546	$575,121	$570,915	$411,132	$738,081

Fixed charges

Interest expense, net of capitalized interest	$40,474	$44,191	$46,704	$48,697	$51,405	$68,566
Capitalized interest	8,040	7,181	4,501	1,662	459	—
Portion of rentals representative of interest factor	9,124	10,960	11,048	11,326	12,664	12,310
Total fixed charges	$57,638	$62,332	$62,253	$61,685	$64,528	$80,876
Ratio of earnings to fixed charges	6.59	8.77	9.24	9.26	6.37	9.13

Note:                   The Ratio of Earnings to Fixed Charges should be read in conjunction with this Quarterly Report on Form 10-Q, as well as the Company’s Annual Report on Form 10-K for the year ended December 26, 2004.